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Issuer Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-152875 October 16, 2008

Occidental Petroleum Corporation

Final Term Sheet

7% Senior Notes due 2013

Issuer:	Occidental Petroleum Corporation
Anticipated Ratings (Moody's / S&P / Fitch / DBRS):	A2/A/A/A (Stable/Stable/Stable/Stable)
Settlement:	October 21, 2008 (T+3)
Trade Date:	October 16, 2008
Registration:	Registration Statement No. 333-152875
Interest Payment Dates:	Semi-annually in arrears on May 1 and November 1, commencing May 1, 2009
Security Description:	7% Senior Notes due 2013
Principal Amount:	$1,000,000,000
Maturity:	November 1, 2013
Coupon:	7% per annum, accruing from October 21, 2008
Benchmark Treasury:	3.125% due September 30, 2013
Benchmark Treasury Yield:	2.832%
Spread to Benchmark Treasury:	437.5 bps
Yield to Maturity:	7.207%
Initial Price to Public:	99.136% per Note
Proceeds to Issuer (before underwriting discount and expenses):	$991,360,000
Make-Whole Call:	At any time at the greater of (i) 100% and (ii) the present value of remaining scheduled payments of principal and interest (excluding interest accrued to the redemption date) discounted at the Adjusted Treasury Rate plus 50 basis points
Denominations:	$2,000 × $1,000
CUSIP:	674599BW4
Joint Book-running Managers:	Banc of America Securities LLC J.P. Morgan Securities Inc.
Co-Managers:	Barclays Capital Inc.
BNP Paribas Securities Corp.
Citigroup Global Markets Inc.
Greenwich Capital Markets, Inc.
Scotia Capital (USA) Inc.
Wells Fargo Securities, LLC
Credit Suisse Securities (USA) LLC
Mizuho Securities USA Inc.
SG Americas Securities, LLC
UBS Securities LLC

        The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting

EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC toll free at 1-800-294-1322 or calling J.P. Morgan Securities Inc. collect at 212-834-4533.

        This final term sheet supplements, and should be read in conjunction with, Occidental Petroleum Corporation's preliminary prospectus supplement dated October 16, 2008 and accompanying prospectus dated August 11, 2008 and the documents incorporated by reference therein.

        Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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Occidental Petroleum Corporation
Final Term Sheet